File Pursuant to Rule 424(b)(3)

Registration No. 333-260911

Prospectus Supplement No. 2
(to Prospectus dated April 29, 2022)

UP TO 370,530,280 CLASS A ORDINARY SHARES

OF

BABYLON HOLDINGS LIMITED

This prospectus supplement (this “prospectus supplement”) amends and supplements the prospectus dated April 29, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-260911), as amended from time to time. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our Class A ordinary shares are currently traded on the New York Stock Exchange (“NYSE”) under the symbol “BBLN.” On June 17, 2022, the last reported sale price of our Class A ordinary shares on the NYSE was $1.16 per Class A ordinary share.

Investing in our Class A ordinary shares involves risks. You should carefully consider the risks referenced under “Risk Factors” of the Prospectus, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC, the Jersey Financial Services Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 21, 2022, Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company”), issued a press release announcing the results of the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “BBLN.W” (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.295 Class A ordinary shares, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer and the Company’s accompanying solicitation of consents from holders of the warrants to amend the warrant agreement governing the warrants. The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on May 20, 2022, was declared effective on June 17, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated June 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BABYLON HOLDINGS LIMITED

Date: June 21, 2022	By:	/s/ Charlie Steel
Name: Charlie Steel
Title: Chief Financial Officer

Exhibit 99.1

News Release

Babylon Holdings Limited Announces Expiration and Results of Exchange Offer and Consent Solicitation Relating to its Warrants

Austin, Texas & London, UK – June 21, 2022 -- (BUSINESS WIRE) -- Babylon Holdings Limited (NYSE: BBLN) (“Babylon” or the “Company”) announced today the expiration and results of its previously announced exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which warrants trade on the New York Stock Exchange under the symbol “BBLN.W” (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Exchange Offer and Consent Solicitation expired at Midnight (end of day), Eastern Standard Time, on June 17, 2022.

Babylon has been advised that 7,398,704 public warrants, or approximately 85.8% of the outstanding public warrants, and 5,933,333 private placement warrants, representing all outstanding private placement warrants, were validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer and Consent Solicitation. Babylon expects to accept all validly tendered warrants for exchange and settlement on or before June 23, 2022.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 85.8% of the outstanding public warrants and approval of 100% of the outstanding private placement warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), which exceeds 50% of the outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the outstanding private placement warrants required to effect the Warrant Amendment. Babylon expects to execute the Warrant Amendment concurrently with the settlement of the Exchange Offer, and thereafter, expects to exercise its right in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered warrants for shares of the Company’s Class A ordinary shares, following which, no public or private placement warrants will remain outstanding.

The Company also announced that its Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) registering the Company’s Class A ordinary shares issuable in the Exchange Offer was declared effective by the SEC on June 17, 2022.

BofA Securities, Inc. was the Dealer Manager for the Exchange Offer and Consent Solicitation.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein and is also not a solicitation of the related consents. The Exchange Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal and consent.

# # #

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, and is capable of operating in 16 languages. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon managed over 440k lives globally from the start of 2022. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit, www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

investors@babylonhealth.com